ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Saturna Capital Corporation

89265114B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 28, 2015

December 15, 2014 to December 15, 2015

/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

  Amana Participation Fund, a series of: Amana Mutual Funds Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.